August 16, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 2, 2012
Oi S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-15256

Dear Mr. Spirgel:

By letter dated August 2, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 27, 2012 (the “2011 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2011 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

1.	We note in your reconciliation of income (loss) before taxes to cash flows from operating activities separate line-item adjustments for “inflation adjustment on related parties and private debentures,” “inflation adjustment on provisions,” “inflation adjustment on tax refinancing program,” and “inflation adjustment estimate of judicial deposit.” With a view towards expanded disclosure, please explain to us your policy for recording these inflation adjustments and your basis for doing so under IFRS. Also, please tell us of any other inflation adjustments not separately disclosed on the face of your statement of cash flows.

The Company would like to clarify to the Staff that the inflation adjustments are similar to financial charges that will be collect or paid to third parties. The Company advises the staff that the Company’s policy is to record the Brazilian inflation adjustment on the monetary assets and liabilities, on an accrual basis, as required by contract, law or judicial decision. The inflation adjustment is recorded in the income statement as financial income (expenses), as applicable.

Financial income (expenses) arising from the inflation are classified as non-cash items, under the provisions set-forth by the IAS 7, paragraph 20, since they represent items of income or expenses associated with cash flows from financing and investing activities or non-cash items included in the profit (loss) before taxes.

Other inflation adjustments, not separately disclosed on the face of the statement of cash flows, consist of inflation adjustments on provisions for pension plan and inflation adjustment on licenses and concessions payable, which are classified in the statement of cash flows in the line-item “Charges, interest income, and inflation adjustment”.

The Company proposes to modify the disclosures in future filings to more clearly describe its policy related to the inflation adjustment, the nature of these non-cash items, based on the explanation provided above.

2.	Explain to us the nature of the amounts reported as expired dividends in your statements of cash flows and the basis for your policy of including them in the calculation of income (loss) before taxes. Please cite in your response the accounting literature that you are relying upon and tell us why expired dividends are not recorded directly as an adjustment to shareholders equity.

The Company would like to clarify to the Staff that since IFRS does not have specific guidance to be applied to expired dividends, the Company followed the hierarchy prescribed in IAS 8 when IFRS does not have specific guidance and looked to other standards within IFRS. Therefore, Company advises the Staff that it followed the rationale that once the dividends are declared they become financial liabilities. Once the dividends are declared they are made available to the shareholders who need to specify their bank account for the transfer of funds. In case the shareholders do not specify the bank account for the transfer or claim their dividends within the three-year period after being declared, as per the provisions set-forth by Law No. 6,404/76 (Brazilian Corporate Law), they are considered expired dividends.

Given that once the dividends are declared they are considered as financial liabilities in accordance with IAS 39. In accordance with paragraph 39 of IAS 39, dividends payable are derecognized when the financial liability is considered extinguished. Gains arising from the extinguishment of the original liability are recorded in income, pursuant to paragraphs 40-41 of IAS 39. Such gains are non-cash items by nature according to IAS 7. Therefore, these are presented in the statement of cash flows as items not affecting cash, adjusting profit (loss) before taxes.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Sérgio Aguiar at +55 21 3131-1429, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig

Alex Waldemar Zornig

Chief Financial Officer

Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Paul Fischer, Staff Attorney

               Securities and Exchange Commission